

Mail Stop 7010

July 6, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Michael McLaren
President
W2 Energy, Inc.
26 Densley Avenue
Toronto, Ontario M6M 2R1

> **Re:** **W2 Energy, Inc.**
> **Form 10-SB**
> **Filed June 1, 2007**
> **File No. 000-52277**

Dear Mr. McLaren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that you did not provide a written response to our comment letter dated December 1, 2006. In responding to this letter, please provide a written response that is filed on EDGAR as correspondence.

2. We reissue comments 3, 9, 12, 13, 14, 18, 21, 22, 24, 25, 26 and 27 of our letter dated December 1, 2006. To the extent these comments refer to Regulation S-K, please refer to the same Item in Regulation S-B.

Business, page 3

3. We note that you refer investors to your website. Please delete the statement "[f]or further information" and simply provide your website address, as you are not permitted to incorporate by reference.

4. Please revise to clarify the meaning of the sentence beginning "[t]he reactor which utilizes non-thermal plasma…" Please also define "catalytic manner" in the following sentence.

5. Please revise to clarify if you are a development stage company and state whether you have commenced the production of fuels. If your process is not operational, please revise to clarify your assertion that the process is "state of the art." Similarly revise to provide the disclosures required by Item 101(b) of Regulation S-B.

Industry Overview, page 3

6. We note your response to comment 10 from our letter dated December 1, 2006. Please revise to provide explanatory information for industry concepts, including the Fischer-Tropsch process, crude-oil equivalent, stranded natural gas, and flaring or re-injection.

7. Please explain the concept of "plasma assisted partial oxidization of biomass."

8. Please revise to disclose the basis for your statement that "W2 Energy will produce a low cost liquid fuel…"

Commodity Prices, page 5

9. Please revise to provide the basis for your assertion that "Green Power energy demands a higher price and if marketed independently could demand prices as high as .12-15 cents per KWh," as well as the assertion on page 3 that "liquid fuel and electricity derived from renewable fuels without the expulsion of CO_2 into the atmosphere would sell at a premium in the open market." Please clarify whether these higher prices would be the result of higher costs or of greater demand for energy derived from alternative sources. Please also revise to clarify whether you are referring to cents or fractions of a cent.

10. We note your discussion of the size of your production system. Please revise to disclose whether such a system has been constructed. If not, please disclose the basis for your belief that such a system can be constructed and operate efficiently when the pilot plant is not yet operational.

Innovations and Next Generation Projects, page 5

11. Please revise to disclose the basis for your statement that your technology will allow for "significantly reduced capital cost but also increased operating efficiency which is considerably lower than its competition."

Strategic Partners, page 6

12. Please delete the website addresses of your strategic partners.

Item 1.A Risks Related to our Equity, page 6

13. Please add a risk factor discussing the fact you have received a going concern opinion from your auditors.

Item 2. Financial Information, page 9

14. Please revise your liquidity section to include a more detailed discussion of your internal and external sources of capital and any material commitments, including the minimum fees payable to Messrs. Maruszczak and McLaren, as well as a reasonably detailed discussion of the Company's ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the financial statements and the course of action that has been taken or is proposed to be taken to remedy the deficiency. In this regard, we note your liquidity section merely reiterates what is presented on the face of your financial statements. Refer to Item 303(a) of Regulation S-B.

15. Further revise your plan of operation section and liquidity section to discuss any contractual obligations or commitments made with regards to the construction of your plant and the terms of any financing arranged. In this regard, we note that you have begun design and development of your pilot plant and plan to complete construction in the first quarter of 2008. We further note your budget of $2.5 million that you plan to finance through debt, equity or strategic alliance. Tell us the status of the plant construction, including any costs incurred to date, how you are accounting for these costs and how you are funding these costs. You disclose that you have applied for funding on page F-12. Please include in your revised disclosures the nature and terms of this funding as well as any conditions or requirements needed prior to receiving the funding.

16. Please reconcile the stockholders' equity amounts disclosed on page 9 with the amounts presented on the face of your balance sheet on page F-15.

Directors and Executive Officers, page 12

    17. Please revise your disclosure under this heading to provide the disclosure required by Item 401(a)(4) of Regulation S-B, including the name of companies for which the identified individuals have worked over the past five years.

Item 7. Certain Relationships and Related Transactions, page 14

    18. Please tell us and disclose the nature and terms of the promissory note with Premier Capital Inc., including why there is no maturity date associated with this note. Tell us if there are repayment terms to this obligation and if not, how you considered footnote 1 to APB 26 in accounting for this note. Please also file the promissory note as an exhibit to the Form 10-SB.

Market Price of and Dividends on the Registrant's Common Equity…, page 15

    19. Please provide the information required by Item 201(a)(1)(ii) of Regulation S-B.

Description of Registrant's Securities to be Registered, page 17

    20. Delete the statement that your summary is not complete, as summaries by definition are not complete. Please also clarify that this section summarizes the material terms of the common stock.

    21. Please disclose the information required by Item 202(a)(4) of Regulation S-B.

    22. Please clarify whether you have any other outstanding securities, such as preferred stock or securities convertible or exercisable into common stock or preferred stock.

Indemnification of Directors and Officers, page 18

    23. Please revise your disclosure in this section to state the effect of Nevada statutory provisions on your ability to indemnify your officers and directors against liability incurred due to their status as an officer and/or director of the company. See Regulation S-B, Item 702.

December 31, 2006 Financial Statements

Balance Sheet, page F-4

    24. With regards to your technology asset recorded on your balance sheet, please tell us the nature of this asset, your basis for capitalization and your method of amortization. Cite the authoritative guidance that supports your accounting for this

asset and revise your disclosure to include this information in accordance with APB 22. We further note your disclosure on page 10 which discusses the company's intention to license or sell technologies that no longer fit into the Company's business plan. To the extent that any of the technologies capitalized at December 31, 2006 are not being utilized and are not generating cash flows, tell us how you determined that these assets are recoverable at each balance sheet date.

25. We note on page 4 of your Form 10 filed October 25, 2006 your disclosure regarding the purchase of the 19 MW Cowley Ridge Wind plant, however, do not see any reference to this plant in your current Form 10-SB. Clarify your involvement with the Cowley Ridge Wind plant, specifically addressing whether or not your have purchased this plant and if so, the consideration paid for the plant, whether or not this purchase was related to the December 2004 acquisition of World Wise Technologies, Inc., and how you are accounting for and presenting the purchase of this plant in your financial statements for each period presented.

Statements of Stockholders' Equity (Deficit), page F-6

26. Revise your statement of stockholders' equity (deficit) to disclose the information required in paragraph 11(d) of SFAS 7 and ensure that this information is provided from the Company's inception.

27. Please explain how your accounting and presentation of the recapitalization in your statement of stockholders' equity is appropriate and consistent with recapitalization accounting. In this regard, we would expect retroactive restatement of your capital accounts based on the exchange ratio established in the merger. In other words, it appears that your December 1, 2004 capital account balances are those of W2 Energy and not of WWT Canada, the accounting acquirer. Please explain why you appear to have eliminated the retained earnings of WWT Canada, the accounting acquirer.

28. Tell us the nature of the stock offering costs you have recorded in additional paid in capital during 2006. We note your discussion of a private placement that took place on page F-12, however do not see where the private placement is recorded in your statement of stockholders' equity. Further tell us how your accounting and classification of these costs complies with SAB Topic 5:A.

Note 2 – Significant Accounting Policies, page F-8

b. Basic loss per share, page F-8

29. Please reconcile your disclosure of basic loss per share for the year ended December 31, 2005 of ($0.00) on page F-8 to the basic loss per share shown on the

face of your statement of operations of ($0.01). Please revise your document accordingly.

Note 4 – Significant Events, page F-12

30. We note your common stock issued for debt, cash, and services during 2006. It is unclear how these amounts are reflected in your statement of stockholder's equity (deficit). For example, you state that only 8,600,000 shares of common stock were issued for net cash of $250,000 in a private placement, and that an aggregate of 8,150,000 shares were issued for services. The statement of stockholders' equity (deficit), however, indicates that 17,500,000 shares were issued for cash and 13,400,000 shares were issued for services. Please reconcile the difference between your footnote 4 and statement of stockholders' equity and revise accordingly. Ensure that each row and column sums appropriately.

March 31, 2007 Financial Statements

Balance Sheets, page F-15

31. You present on the face of your balance sheet common stock with no par value. However, in your December 31, 2006 balance sheet, as well as in your amended certificate of incorporation, the par value of your common stock is $0.001. Please reconcile this difference for us and revise accordingly.

Note 3 – Equity Activity, page F-19

32. We note your disclosure on page 11 that indicates you have adopted SFAS 123R as of January 1, 2006. However, it is unclear how this adoption impacted your financial statements. Please tell us and disclose how you considered the transition provisions of paragraphs 69-83 of SFAS 123R and revise disclosure to discuss the impact adoption of SFAS 123R had on your financial statements as required by paragraphs 84 and 85 of SFAS 123R.

33. Further tell us and disclose how you have accounted for the common stock issued for services during 2006 and 2007 under SFAS 123R and provide all the required disclosures pursuant to paragraphs 64 and 65 of SFAS 123R.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa Rocha, Senior Staff Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Bill O'Neal (via facsimile 480-816-9241)
        The O'Neal Law Firm, P.C.
        17100 E. Shea Boulevard
        Suite 400-D
        Fountain Hills, AZ 85268